UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of May, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                            Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) informed the Mexican Stock Exchange (Bolsa Mexicana de Valores) that Mr. Lorenzo H. Zambrano, Chairman of the Board of Directors and Chief Executive Officer of CEMEX, passed away today in the city of Madrid, Spain. CEMEX’s operation and management will continue as usual. CEMEX’s Board of Directors is expected to meet within the following days to make the corresponding decisions.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	May 12, 2014	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller